April 8, 2005


Mail Stop 0409 via U.S. Mail and Fax (770) 246-7941

Mr. Morris E. Van Asperen
Chief Financial Officer
Color Imaging, Inc
4350 Peachtree Industrial Blvd. Suite 100
Norcross, GA 30071

Re:	Color Imaging, Inc
	Form 10-K for the year ended December 31, 2004
      File No. 000-18450

Dear Mr. Van Asperen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


							Sincerely,



Cicely D. Luckey
Accounting Branch Chief